Exhibit 99.1

Pioneering Meat 2.0 ™

February 7, 2022

Dear Shareholder,

You are cordially invited to attend a Special Meeting of Shareholders (the “Special Meeting”) of MeaTech 3D Ltd. (“we” or the “Company”), to be held on Tuesday, March 15, 2022 at 4:00 p.m. Israel time at our new executive offices at 5 David Fikes St., Rehovot, Israel 7632805.

The health and well-being of our employees and shareholders are paramount, and we are closely monitoring developments related to COVID-19. Although we intend to hold our Special Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and the protocols that governments may impose. We reserve the right to convert to a virtual only meeting format. If we convert to a virtual only online meeting, we will announce the decision to do so in advance in a Form 6-K furnished to the Securities and Exchange Commission. As always, we encourage you to vote your shares prior to the Special Meeting.

At the Special Meeting, shareholders will vote on the matters listed in the enclosed Notice of Special Meeting of Shareholders. Our Board of Directors (“Board”) recommends a vote FOR all of the proposals listed in the Notice.

We look forward to greeting personally those shareholders who are able to be present at the Special Meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of our American Depositary Shares (“ADSs”) will receive voting instruction cards either electronically or by physical mail, depending on the delivery instructions such holder has provided to its bank or broker. The voting instruction cards will be distributed by Broadridge Financial Solutions or each holder’s bank or broker on behalf of the Bank of New York Mellon, the depositary of the ADSs, and the voting instruction cards will enable them to instruct the Bank of New York Mellon on how to vote the Company’s ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Special Meeting of Shareholders. Accordingly, please sign and date the voting instruction card at your earliest convenience and either submit it electronically using the instructions enclosed or mail it in the envelope provided.

Thank you for your cooperation and continued support.

    Sincerely,

    Yaron Kaiser
    Chairman of the Board

MeaTech 3D Ltd.
______________________________________________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
______________________________________________________

TO BE HELD ON MARCH 15, 2022

Notice is hereby given that an Special General Meeting of Shareholders (the “Special Meeting”) of MeaTech 3D Ltd. (“we” or the “Company”) will be held on Tuesday, March 15, 2022 at 4:00 p.m. Israel time at our new executive offices at 5 David Fikes St., Rehovot Israel 7632805. The health and well-being of our employees and shareholders are paramount, and we are closely monitoring developments related to COVID-19. Although we intend to hold our Special Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and the protocols that governments may impose. We reserve the right to convert to a virtual only meeting format. If we convert to a virtual only online meeting, we will announce the decision to do so in advance in a Form 6-K furnished to the Securities and Exchange Commission. As always, we encourage you to vote your shares prior to the Special Meeting.

The agenda of the Special Meeting will be as follows:

1.	to approve the compensation payable to Mr. Yaron Kaiser, the Chairman of our Board of Directors; and

2.	to approve the compensation payable to Mr. Arik Kaufman, our Chief Executive Officer.

We know of no other matters to be submitted at the Special Meeting other than as specified herein. If any other business is properly brought before the Special Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The foregoing proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

Approval of Item 1 above requires the affirmative vote of a majority of the shares (including those represented by ADSs) present, in person, by proxy or by electronic voting, and voting thereon (disregarding abstentions); approval of Item 2 requires, in addition to such majority vote, that either (i) the shares (including those represented by ADSs) voted in favor of such proposal include a majority of the shares voted by shareholders and ADS holders (as applicable) who are not “controlling shareholders” and do not have a “personal interest” in such matter, as defined under the Israeli Companies Law, 5759-1999, as amended (the “Israeli Companies Law” or the “Companies Law”), or (ii) the total number of shares (including those represented by ADSs) voted by the disinterested shareholders and ADS holders (as applicable) described in clause (i) against such resolution does not exceed two percent (2%) of our aggregate voting rights.

Shareholders and holders of our ADSs of record at the close of business on the record date, February 18, 2022 are entitled to notice of and to vote at the Special Meeting. Whether or not you plan to attend the Special Meeting, it is important that your shares be represented. Accordingly, if you hold shares (whether registered in your name or in "street name") you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Special Meeting, to revoke the proxy or to vote your ordinary shares in person. If you hold ordinary shares and you wish to attend the Special Meeting in person, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the Special Meeting. If you hold ADSs (whether registered in your name or in "street name") you will receive voting instruction cards from Bank of New York Mellon (which acts as the Depositary for the ADSs) in order to instruct your bank, broker or other nominee on how to vote, and you are kindly requested to complete, date, sign and mail the voting instruction card in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the voting instruction card.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Company’s Shareholder Register, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 17.4 of the Articles of Association of the Company, the vote of the joint holder who is named first in the Company’s Shareholder Register, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).

In accordance with the Companies Law, (i) position statements with respect to any of the proposals at the Special Meeting must be delivered to the Company no later than ten days prior to the date of the Special Meeting and (ii) eligible shareholders, holding at least one percent of our outstanding ordinary shares, may present proper proposals for inclusion in the Special Meeting by submitting their proposals to us within seven days following the date hereof and, if we determine that a shareholder proposal is appropriate to be added to the agenda of the Special Meeting, we will publish a revised agenda in the manner set forth below.

We will furnish copies of the proxy statement, the proxy card, the voting instruction card and other documents to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, which may be obtained without charge from the SEC’s website at www.sec.gov, from our website at www.meatech3d.com, or by directing the request to our Corporate Secretary. If applicable, valid position statements or a revised agenda will be published by way of issuing a press release or filing a Form 6-K with the SEC.

Yaron Kaiser Chairman of the Board

Date: February 7, 2022
ii

MeaTech 3D Ltd.

18 Einstein St., Ness Ziona 7414001, Israel
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PROXY STATEMENT
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SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or American Depositary Shares (collectively, the “Shares”) of MeaTech 3D Ltd. at the close of business on February 18, 2022, in connection with the solicitation by our Board of Directors of proxies for use at an Special General Meeting of the Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Special Meeting of Shareholders.

The Special General Meeting of the Shareholders will be held on Tuesday, March 15, 2022 at 4:00 p.m. Israel time at our new executive offices at 5 David Fikes St., Rehovot Israel 7632805. The health and well-being of our employees and shareholders are paramount, and we are closely monitoring developments related to the novel coronavirus, or COVID-19. Although we intend to hold our Extraordinary General Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and the protocols that governments may impose. We reserve the right to convert to a virtual only meeting format. If we convert to a virtual only online meeting, we will announce the decision to do so in advance in a Form 6-K furnished to the Securities and Exchange Commission. As always, we encourage you to vote your shares prior to the Special Meeting.

INTRODUCTION

We are a technology company developing a suite of advanced manufacturing technologies to produce cultured meat products.

Unless indicated otherwise by the context, all references in this Proxy Statement to:

•	the “Company,” “we,” “us,” or “our” are references to MeaTech 3D Ltd. and its subsidiaries;

•	“ADSs” means our American Depositary Shares, each representing 10 ordinary shares;

•	“Companies Law” means the Israeli Companies Law, 5759-1999;

•	“dollars,” “U.S. dollars” or “$” mean United States dollars;

•	“Special Meeting” means the Special Meeting of the Shareholders;

•	“Nasdaq” means the Nasdaq Stock Market LLC;

•	“NIS” means New Israeli Shekels, the official currency of the State of Israel;

•	“ordinary shares” means our ordinary shares, no par value; and

•	“SEC” means the United States Securities and Exchange Commission.

On February 3, 2022, the representative exchange rate between the NIS and the dollar, as published by the Bank of Israel, was NIS 3.186 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this Proxy Statement that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on the exchange rate, as quoted by the Bank of Israel, as of such date.

PURPOSE OF THE GENERAL MEETING

It is proposed that the following resolutions be adopted at the Special Meeting:

1.	to approve the compensation payable to Mr. Yaron Kaiser, the Chairman of our Board of Directors; and

2.	to approve the compensation payable to Mr. Arik Kaufman, our Chief Executive Officer.

RECOMMENDATION OF THE BOARD OF DIRECTORS

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

SOLICITATION OF PROXIES

General

If you hold Shares, a form of proxy for use at the Special Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Special Meeting. However, if a shareholder attends the Special Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by us prior to the Special Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented to the Special Meeting, as described above. If a shareholder makes a specification on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Special Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” nor a vote “against” the matter, although they will be counted in determining if a quorum is present. Notwithstanding the foregoing, if you do not state on the form of proxy whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your Shares will not be voted on Item 2.

We do not believe we have a controlling shareholder as of the record date of the Special Meeting, and therefore, we believe that (other than our directors, officers and their relatives) none of our shareholders should have a personal interest in Item 2. Such shareholders should mark “YES” on the form of proxy or voting instruction form (or in their electronic submission) to confirm that they are not controlling shareholders and do not have a personal interest in the matter.

If you hold ADSs, you will receive voting instruction cards from Bank of New York Mellon (which acts as the Depositary for the ADSs) in order to instruct your bank, broker or other nominee on how to vote, and you are kindly requested to complete, date, sign and mail the voting instruction card in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the voting instruction card. Under the terms of the Deposit Agreement among us, The Bank of New York Mellon and the holders of the ADSs, the Depositary shall endeavor (to the extent practicable and in accordance with applicable law and our articles of association) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from a holder of ADSs on or before the date established by the Depositary for such purpose, the Depositary will not exercise any discretion in voting the Shares.

Shareholder Proposals and Position Statements

In accordance with the Companies Law, (i) position statements with respect to any of the proposals at the Special Meeting must be delivered to us no later than ten days prior to the date of the Special Meeting and (ii) eligible shareholders, holding at least one percent of our outstanding ordinary shares, may present proper proposals for inclusion in the Special Meeting by submitting their proposals to us within seven days following the date hereof and, if we determine that a shareholder proposal is appropriate to be added to the agenda of the Special Meeting, we will publish a revised agenda in the manner set forth below.

If applicable, valid position statements or a revised agenda will be published by way of issuing a press release or furnishing a Form 6-K with the SEC.

RECORD DATE; QUORUM; VOTING RIGHTS

Only shareholders of record at the close of business on February 18, 2022 will be entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof. As of February 3, 2022, we had 126,353,657 issued and outstanding ordinary shares.

The quorum required at the Special Meeting consists of at least two shareholders present in person or represented by proxy, within half an hour from the time appointed for holding the meeting, who hold or represent, in the aggregate, at least 25% of our voting rights.  If the Special Meeting is adjourned for lack of a quorum, it will be adjourned to the following business day, at the same time and place (i.e. it will be adjourned to Wednesday, March 16, 2022, at 4:00 p.m. Israel time), or to a different date, as shall be determined by our Board of Directors in a notice to shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the adjourned meeting, any one shareholder, present in person or by proxy, shall constitute a quorum.

ITEM 1

COMPENSATION PAYABLE TO THE CHAIRMAN OF OUR BOARD OF DIRCTORS

Background

At the Special Meeting, you will be asked to approve the compensation described below to be paid to Yaron Kaiser, our new Chairman of our Board of Directors, commencing as of his appointment on January 24, 2022. Mr. Kaiser has founded various Nasdaq- or TASE-traded foodtech companies, and currently serves as Chairperson of Wilk Technologies Ltd. Mr. Kaiser practices law in the fields of securities, commercial and corporate law, representing numerous public companies on fundraising, IPOs, M&A, Israel Securities Authority and corporate governance.

Engagement with BlueSoundWaves

According to that certain Services and Collaboration Agreement, dated October 6, 2021, between the Company and BlueOcean Sustainability Fund, LLC, a Delaware LLC doing business as BlueSoundWaves, ("BlueSoundWaves", and such agreement the "Services Agreement"), led by Ashton Kutcher, Guy Oseary and Effie Epstein, BlueSoundWaves, of which Mr. Kaiser is a founding partner, provides the Company with marketing and promotional, consulting, and partner and investor engagement services in the U.S. As consideration for such services, BlueSoundWaves received (i) options to purchase 6,251,770 ordinary shares, currently equal to 625,177 ADSs, and (ii) 1,243,150 of our ordinary restricted shares, currently equal to 124,315 ADSs.

BlueOcean Sustainability Management Fund LP, a Cayman partnership, and the managing partner of BlueSoundWaves ("BlueSoundWaves Management Fund") holds all of the outstanding share capital of BlueOcean Kayomot Ltd., an Israeli company ("BlueOcean Ltd."). Mr. Kaiser is a director of BlueOcean Ltd.

Contractor Agreement

The Company was a party to a Contractor Agreement, dated May 1, 2020, with Mr. Kaiser. Pursuant to the terms of the Contractor Agreement, Mr. Kaiser provided those business development services requested by us and received a monthly retainer of NIS 35,000 ($11,000). The Contractor Agreement was terminated on January 24, 2022 in connection with Mr. Kaiser commencing serving as the Chairman of our Board of Directors.

Proposal

Under the Companies Law, the terms of compensation of a director (including a chairman) of a company incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as the Company, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders. On March 8, 2021, our shareholders approved amendments to our Compensation Policy to allow the below compensation terms. On February 1, 2022, each of our Compensation Committee and Board of Directors found that the following compensation terms comply with our Compensation Policy, and our Compensation Committee recommended, and our Board of Directors approved, these compensation terms, subject to approval by our shareholders.

We propose to pay Mr. Kaiser the following compensation:

•
an annual fee of $150,000, to be paid in four equal quarterly installments in USD or in NIS at the then-current exchange rate, which will automatically increase by an amount equal to seven percent at the end of each year of service;

•	reimbursement of annual travel expenses of up to $18,000;

•
options to purchase 350,000 ordinary shares (currently equivalent to 35,000 ADSs), vesting over three years from the date of his appointment as Chairman, pursuant to which 1/12 will vest every quarter until fully vested, expiring one year following Mr. Kaiser’s cessation of service in all then-applicable capacities, but in any case after four years, with an exercise price of $0.519 per ordinary share (reflecting the closing price of our ADSs on the Nasdaq on the day prior to the approval of the Board of Directors on February 1, 2022), issued under the Company’s Option and Restricted Stock Unit Allocation Plan and the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 and subject to acceleration upon termination pursuant to our sale or change in control;

•	an annual bonus equal to 50% of the bonus awarded to the Chief Executive Officer in the applicable year;

•
severance pay equal to 12.5% of Mr. Kaiser’s annual fee upon the involuntary termination of his directorship, not for cause, following three to twelve months of service, or 25% following twelve or more months of service (or 50% of these amounts upon Mr. Kaiser’s resignation); and

•
other benefits and perquisites consistent with our policies, such as inclusion in our directors’ and officers’ liability insurance policy, and provision of indemnification, exculpation and exemption undertakings to the fullest extent permitted by the Companies Law.

Our Compensation Committee and Board of Directors noted in their approval of the proposed compensation that such compensation is intended to compensate Mr. Kaiser for his services and his contributions to our development. The Compensation Committee and Board of Directors further noted that the proposed compensation terms are reasonable taking into consideration, among other things, the need to attract a highly-qualified chairman, the significant amount of time and effort we expect Mr. Kaiser will be providing and the compensation paid for active chairmen of the board by similar companies. In light of all of the above, the Compensation Committee and Board of Directors stated that they believe that the proposed compensation is in the best interests of the Company.

The Proposed Resolution

It is proposed that the following resolution be adopted at the Special Meeting:

“RESOLVED, to approve the compensation to be paid to Yaron Kaiser, the Chairman of the Board of Directors, as described in the Proxy Statement.”

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares (including those represented by ADSs) present, in person or by proxy and voting on the matter (disregarding abstentions), is required for the approval of the proposed resolution.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 2

COMPENSATION PAYABLE TO THE CEO

Background

At the Special Meeting, you will be asked to approve the compensation described below to be paid to Arik Kaufman, our new Chief Executive Officer, commencing as of his appointment on January 24, 2022. Mr. Kaufman has founded various Nasdaq- and TASE-traded foodtech companies, and currently serves as director of Wilk Technologies Ltd. Mr. Kaufman holds extensive personal experience in the fields of food-tech and bio-tech law, and has led and managed numerous complex commercial negotiations, as part of local and international fundraising, M&A transactions and licensing agreements.

Engagement with BlueSoundWaves

Please see the discussion above under Item 2, “Background – Engagement with BlueSoundWaves”. Mr. Kaufman is a founding partner of BlueSoundWaves and director of BlueOcean Ltd. and also serves as its CEO.

Contractor Agreement

The Company was a party to a Contractor Agreement, dated May 1, 2020, with Mr. Kaufman. Pursuant to the terms of the Contractor Agreement, Mr. Kaufman provided those business development services requested by the Company and received a monthly retainer of NIS 35,000 ($11,000). The Contractor Agreement was terminated on January 24, 2022 in connection with Mr. Kaufman commencing serving as our Chief Executive Officer.

Proposal

Under the Companies Law, the terms of compensation of a chief executive officer of a company incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as the Company, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders. On March 8, 2021, our shareholders approved amendments to our Compensation Policy to allow the below compensation terms. On February 1, 2022, each of our Compensation Committee and Board of Directors found that the following compensation terms comply with our Compensation Policy, and our Compensation Committee recommended, and our Board of Directors approved, these compensation terms, subject to approval by our shareholders.

We propose to pay Arik Kaufman the following compensation:

•	a gross annual salary of NIS 564,000 ($176,000);

•	reimbursement of annual travel expenses of up to NIS 60,000 ($19,000);

•
options to purchase 500,000 ordinary shares (currently equivalent to 50,000 ADSs), vesting over three years from the date of his appointment as Chief Executive Officer, pursuant to which 1/12 will vest every quarter until fully vested, expiring one year following Mr. Kaufman’s cessation of service in all then-applicable capacities, but in any case after four years, with an exercise price of $0.519 per ordinary share (reflecting the closing price of our ADSs on the Nasdaq on the day prior to the approval of the board of directors on February 1, 2022), issued under the Company’s Option and Restricted Stock Unit Allocation Plan and the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 and subject to acceleration upon termination pursuant to our sale or change in control;

•	an annual performance bonus in the aggregate amount of NIS 188,000 ($59,000), subject to his meeting certain performance milestones as determined by our Board of Directors on an annual basis;

•	termination of the employment relationship upon provision of six months’ advance notice by either party;

•
severance pay equal to 25% of the gross annual salary upon termination of Mr. Kaufman’s employment by us, not for cause, following three to twelve months of service, or 50% following twelve or more months of service (or 50% of these amounts upon Mr. Kaufman’s resignation); and

•
social benefits that we pay on behalf of officers, such as payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), pension, severance, risk insurance (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies, such as inclusion in our directors’ and officers’ liability insurance policy, and provision of indemnification, exculpation and exemption undertakings to the fullest extent permitted by the Companies Law.

Our Compensation Committee and Board of Directors noted in their approval of the proposed compensation that such compensation is intended to compensate Mr. Kaufman for his services and his contributions to our development. The Compensation Committee and Board of Directors further noted that the proposed compensation terms are reasonable taking into consideration, among other things, the need to attract highly-qualified chief executive officers and the compensation paid by similar companies. In light of all of the above, the Compensation Committee and Board of Directors stated that they believe that the proposed compensation is in the best interests of the Company.

The Proposed Resolution

It is proposed that the following resolution be adopted at the Special Meeting:

“RESOLVED, to approve the compensation for Mr. Arik Kaufman, the Chief Executive Officer, as described in the Proxy Statement.”

Required Vote

Under the Companies Law, approval of this matter requires the affirmative vote of a majority of the ordinary shares (including those represented by ADSs) present, in person or by proxy and voting on the matter (disregarding abstentions); approval of this matter will require, in addition to such majority vote, that either (i) the shares voted in favor of such proposal include a majority of the shares voted by shareholders and ADS holders (as applicable) who are not “controlling shareholders” and do not have a “personal interest” in such matter, as defined under the Companies Law or (ii) the total number of shares voted by the disinterested shareholders and ADS holders (as applicable) described in clause (i) against such resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “Controlling Shareholder” is defined as any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder (as defined in the Companies Law) of the company), including a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company. Two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “Personal Interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. Accordingly, if you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your Shares will not be voted on Item 2.

We do not believe we have a controlling shareholder as of the record date of the Special Meeting, and therefore, we believe that (other than our directors, officers and their relatives) none of our shareholders should have a personal interest in Item 2. Such shareholders should mark “YES” on the form of proxy or voting instruction form (or in their electronic submission) to confirm that they are not controlling shareholders and do not have a personal interest in the matter.

Although it is unlikely that any of the Company’s public shareholders has a personal interest in this matter, to avoid confusion, in the enclosed form of proxy card we refer to such a personal interest as a “personal benefit or other interest.” The proxy card includes a box you can mark to confirm that you are not a controlling shareholder and do not have a personal interest in this matter.  If you do not mark this box, your vote will not be counted. If you are unsure whether you can make this confirmation, please contact the Company’s Corporate Secretary, at corpsec@meatech3d.com, for instructions on how to vote your Shares and indicate that you are a controlling shareholder or have a personal interest or, if you hold your ADSs in “street name,” you may also contact the representative managing your account, who would then contact us on your behalf.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Special Meeting Any shareholder of the Company who intends to present a proposal at the Special Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Special Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: P.O. Box 4061, Ness Ziona 7414001, Israel, Attention: Corporate Secretary, or corpsec@meatech3d.com. For a shareholder proposal to be considered for inclusion in the Special Meeting, our Corporate Secretary must receive the written proposal no later than February 14, 2022. If our Board determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Special Meeting, we will publish a revised agenda for the Special Meeting in a press release and/or a Current Report on Form 6-K furnished to the SEC.

OTHER MATTERS

The Board of Directors currently knows of no other business to be transacted at the Special Meeting, other than as set forth in the Notice of special Meeting of Shareholders; but, if any other matter is properly presented at the Special Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Yaron Kaiser Chairman of the Board Date: February 7, 2022